SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Centrais Elétricas Brasileira S.A. 00.001.180/0001-26 Avenida Graça Aranha, 26 – Centro Rio de Janeiro │RJ – Brasil │20030-900 Information on Appraisal Rights of Class A1 and B1 Preferred Shares Rio de Janeiro, April 1st, 2026, Centrais Elétricas Brasileiras S.A. - Eletrobras ("Company" or "AXIA Energia"), following the material fact disclosed on February 18, 2026 ("MF 02.18.2026"), the notice to shareholders disclosed on March 2, 2026, and the material fact disclosed on this date, in connection with the proposal for the Company's migration to the Novo Mercado of B3 ("Migration to Novo Mercado") approved on this date, hereby informs its shareholders and the market in general as follows: 1. Approval of the PNA1 and PNB1 Conversions. In connection with the restructuring of the Company's shareholding composition aimed at the Migration to Novo Mercado, the Company's shareholders approved, on this date, the conversion of class "A1" preferred shares ("PNA1") and "B1" preferred shares ("PNB1") into common shares ("ON") (respectively, "PNA1 Conversion" and "PNB1 Conversion" and, together, "PNs Conversion"). The minutes of the extraordinary general meeting ("EGM") and of the special meetings of holders of PNA1 and PNB1 shares (respectively, "AGESP PNA1" and "AGESP PNB1" and, together, the "AGESPs") held on this date are available for consultation. 2. Dissenting PNA1 and PNB1 Shareholders and Appraisal Rights. As provided for in article 137, item I, of Brazilian Law No. 6,404/1976 ("Brazilian Corporation Law"), shareholders holding PNA1 and/or PNB1 shares who did not vote in favor at the AGESPs, whether by voting against, abstaining, or being absent, as applicable ("Dissenting Shareholders"), shall be entitled to appraisal rights, through the redemption of their respective PNA1 and/or PNB1 shares ("Appraisal Rights"). Dissenting Shareholders may only exercise Appraisal Rights with respect to all of the PNA1 and/or PNB1 shares that they demonstrably held as of the close of trading on February 18, 2026 (the date of disclosure of the material fact which announced the PNs Conversion proposals), and continuously held through the date of actual exercise of Appraisal Rights. It should be noted that no partial exercise of Appraisal Rights is permitted. Furthermore, for clarification purposes, holders of ON shares and class "C" preferred shares ("PNC") shall not be entitled to Appraisal Rights as a result of the approval of the PNs Conversion, since, pursuant to article 137, item I, of the Brazilian Corporation Law, only holders of shares of the class and type adversely affected shall be entitled to Appraisal Rights. 3. Exercise Period. The period for the exercise of Appraisal Rights is at least 30 days from the date of publication of the minutes of the respective AGESP. Considering that the publication Centrais Elétricas Brasileira S.A. 00.001.180/0001-26 Avenida Graça Aranha, 26 – Centro Rio de Janeiro │RJ – Brasil │20030-900 of the minutes of the AGESPs in the newspaper "Valor Econômico" is expected to occur on April 2, 2026, the period for the exercise of Appraisal Rights shall expire on May 4, 2026 (inclusive), subject to the provisions of article 137, items IV, V and VI of the Brazilian Corporation Law. Appraisal Rights must be exercised through express manifestation of the intention to exercise such rights by the Dissenting Shareholder. Pursuant to article 137, §4, of the Brazilian Corporation Law, Dissenting Shareholders who fail to manifest within the period hereby established shall forfeit their Appraisal Rights. 4. Redemption Value per PNA1 and/or PNB1 Share. Dissenting Shareholders who exercise Appraisal Rights shall receive, as redemption value, the amount of R$ 40.6218599632 per share, calculated, pursuant to article 45 of the Brazilian Corporation Law, based on the book value per share of the Company, determined on the basis of the Company's financial statements for the fiscal year 2025 submitted for review, discussion and resolution at the Company's Annual and Extraordinary General Meeting to be held on April 15, 2026 ("2025 Financial Statements") ("Redemption Value"). Considering that the Redemption Value shall be determined on the basis of the 2025 Financial Statements, Dissenting Shareholders shall not be entitled to request, together with the redemption, the preparation of a special balance sheet, pursuant to article 45, §2, of the Brazilian Corporation Law. 5. Expected Date for Payment of the Redemption Value. After the expiration of the period for the exercise of Appraisal Rights and confirmation, by the Board of Directors, that the payment of the Redemption Value shall proceed, the Company shall notify Dissenting Shareholders who have exercised Appraisal Rights of the date on which the respective Redemption Value payment shall be made. 6. Procedures for the Exercise of Appraisal Rights: 6.1. Positions held in custody with the Bookkeeping Agent. Dissenting Shareholders whose shares are held in custody with Itaú Corretora de Valores S.A., the institution responsible for the bookkeeping of shares issued by the Company ("Bookkeeping Agent"), and who wish to exercise their Appraisal Rights, must appear at any branch of the Bookkeeping Agent bearing the following documents: (i) Natural Person: (a) identity document; (b) proof of registration with the Individual Taxpayers' Registry of the Ministry of Finance ("CPF"); (c) proof of residence; and (d) letter digitally signed with ICP-Brasil or with notarized signature, expressing the exercise of Appraisal Rights and specifying the number and type of shares, as well as the banking details for payment; Centrais Elétricas Brasileira S.A. 00.001.180/0001-26 Avenida Graça Aranha, 26 – Centro Rio de Janeiro │RJ – Brasil │20030-900 (ii) Legal Entity: (a) original and copy of the bylaws and minutes of election of the current board of officers, or a certified copy of the current consolidated corporate charter or bylaws; (b) proof of registration with the National Registry of Legal Entities of the Ministry of Finance ("CNPJ"); (c) certified copy of the identity document, CPF and proof of residence of the signatory(ies); and (d) letter digitally signed with ICP-Brasil or with notarized signature, expressing the exercise of Appraisal Rights and specifying the number and type of shares, as well as the banking details for payment; (iii) Investment Funds: (a) original and copy of the fund's current consolidated regulations, duly registered with the competent body; (b) original and copy of the current bylaws and minutes of election of the current board of officers, or a certified copy of the current consolidated corporate charter or bylaws of the fund's administrator and/or manager (depending on the person authorized to appear and vote at general meetings relating to assets held by the fund); (c) proof of registration with the CNPJ of the fund and of the administrator and/or manager of the fund; (d) certified copy of the identity document, CPF and proof of residence of the signatory(ies); and (e) letter digitally signed with ICP-Brasil or with notarized signature, expressing the exercise of Appraisal Rights and specifying the number and type of shares, as well as the banking details for payment. In the case of representation by proxy, Dissenting Shareholders must deliver, in addition to the documents referred to above, public power of attorney, which must contain specific powers for the exercise of Appraisal Rights and the request for the Redemption Value. Dissenting Shareholders resident abroad may be required to present additional representation documents, pursuant to applicable law. In the event of any questions, Dissenting Shareholders may contact the Bookkeeping Agent, on business days, from 9:00 a.m. to 6:00 p.m., at the following telephone numbers: (i) capital cities and metropolitan regions: +55 (11) 3003-9285; and (ii) other locations: 0800 7209285. 6.2. Positions held in custody at B3's Central Depository of Assets. Dissenting Shareholders whose shares are held in custody at the Central Depository of Assets of B3 S.A. – Brasil, Bolsa, Balcão ("B3" and "Central Depository", respectively), and who wish to exercise Appraisal Rights, must express their interest in Appraisal Rights through their respective custody agents, contacting them with sufficient advance notice for the adoption of the necessary measures and to consult them regarding the required documents. 7. Incorrect Manifestation. If the manifestation of exercise of Appraisal Rights does not contain all the documents and information indicated in this Notice to Shareholders and/or is not Centrais Elétricas Brasileira S.A. 00.001.180/0001-26 Avenida Graça Aranha, 26 – Centro Rio de Janeiro │RJ – Brasil │20030-900 submitted in a timely manner, such incorrect manifestation shall not be considered a valid and effective exercise of Appraisal Rights. Accordingly, the Dissenting Shareholder who submits such incorrect manifestation shall retain ownership of its shares, which shall be converted into ON shares, subject to the PNs Conversion. 8. Reconsideration of the PNs Conversion Resolution. The Company may call a general meeting to ratify or reconsider the PNs Conversion resolutions, if it determines that the payment of the Redemption Value to Dissenting Shareholders may jeopardize its financial stability, pursuant to article 137, §3, of the Brazilian Corporation Law. 9. Taxation. 9.1. Dissenting Shareholders resident in Brazil. Any gains realized by Dissenting Shareholders resident in Brazil, including natural persons and legal entities, investment funds or other entities, as a result of the payment of the Redemption Value, may be subject to income tax and other taxes, in accordance with the legal and regulatory rules applicable to each category of investor. Such shareholders are responsible for consulting their own advisors to assess the applicable taxation and for the eventual payment of taxes due. 9.2. Dissenting Shareholders not resident in Brazil. Pursuant to applicable law, the Company may withhold a portion of the amount due to Dissenting Shareholders not resident in Brazil, in an amount corresponding to the Withholding Income Tax – "IRRF" levied on any capital gain determined as a result of the exercise of Appraisal Rights. The capital gain shall correspond to the positive difference, if any, between: • the Redemption Value; and • the acquisition cost of the shares issued by AXIA Energia held by the non-resident Dissenting Shareholder. The IRRF shall be withheld and collected by the Company in accordance with the legal and regulatory rules applicable to each type of non-resident investor, subject to the following rates: (i) 15%, (ii) 15% up to 22.5%, or (iii) 25%, in the case of a shareholder resident in a country or jurisdiction with a favorable tax regime, pursuant to the legislation and regulations of the Brazilian Federal Revenue Service, without prejudice to the possible application of treaties to avoid double taxation. The IRRF eventually withheld and collected by the Company shall be deducted from the amount due to shareholders as Redemption Value. To enable the calculation of any capital gain, Dissenting Shareholders not resident in Brazil must complete and electronically deliver to the Company, directly or through their custody agents, the template spreadsheet set forth in Schedule I to this Notice to Shareholders. The spreadsheet must be completed and sent by e-mail to the following Centrais Elétricas Brasileira S.A. 00.001.180/0001-26 Avenida Graça Aranha, 26 – Centro Rio de Janeiro │RJ – Brasil │20030-900 address: ri@axia.com.br, with the subject line "PNs Conversion Redemption – Capital Gain", accompanied by suitable supporting documentation evidencing the acquisition cost reported (e.g., broker statements), which must be attached to the same e-mail. The information and documents must be submitted to the Company by 6:00 p.m. on May 4, 2026. The Company shall rely exclusively on the information and documents provided by shareholders for the calculation of the capital gain, with such shareholders being fully responsible for the truthfulness, accuracy and completeness of the information provided. The Company, pursuant to applicable legislation and regulations of the Brazilian Federal Revenue Service: (i) shall deem the acquisition cost to be zero for non-resident shareholders who fail to submit the information and supporting documentation within the period and in the manner indicated above; and (ii) shall apply the rate of 25% on the gains of non-resident shareholders who fail to report their country or jurisdiction of tax residence or domicile. 10. Additional Information. Additional information regarding the PNs Conversion or Appraisal Rights may be obtained by shareholders by contacting the Company's Investor Relations department, through the e-mail address: ri@axia.com.br. Eduardo Haiama Vice-President of Finance and Investor Relations Centrais Elétricas Brasileira S.A. 00.001.180/0001-26 Avenida Graça Aranha, 26 – Centro Rio de Janeiro │RJ – Brasil │20030-900 SCHEDULE I ACQUISITION COST INFORMATION1 Name CPF/CNPJ Tax Residence Classification under Joint Resolution No. 13/2024? Number of Shares Asset Class Acquisition Date Acquisition Cost (Indicate country) (Yes or No) (PNA1 or PNB1) 1 The information must be submitted in .xls format (Excel file), accompanied by the corresponding supporting documentation for verification

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.